Deutsche Asset Management


May 22, 2003

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549

Re:      BT Pyramid Mutual Funds (the "Registrant")
         File Nos. 33-45973 and 811-06576

Dear Sir or Madam:

I am writing to withdraw the filing of the Registration Statement of the above-referenced Registrant on behalf of the PreservationPlus Fund (the "Fund"). Registrant, on behalf of the Fund, first filed on March 31, 2003 under Rule 485(a) Post-Effective Amendment No. 46 under the Securities Act of 1933 and Amendment No. 47 under the Investment Company Act of 1940 to the Registration Statement (Accession number: 0000950109-03-001946).

Registrant has decided not to offer Class A and C shares of the Fund at this time and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933.

If you have any questions regarding this filing, please contact me at (410) 895-3883.

Very truly yours,

/s/ Bruce A. Rosenblum

Bruce A. Rosenblum
Assistant Secretary

cc: Mr. John Grzeskiewicz